NOT FOR DISSEMINATION IN THE UNITED STATES OR TO UNITED STATES NEWSWIRE SERVICES.

American Bonanza Announces Closing of $1,000,000 Private Placement,
Execution of Earn-In Agreement and Update on
Previously-Announced Non-Brokered Private Placement of Units

July 4, 2013 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza” or the “Company”) is pleased to announce that, further to its news release of June 12, 2013, it has entered into an earn-in agreement with Suparna Gold Corp. (TSXV: SUG) (“Suparna”) in connection with the proposed mineral property acquisition and joint venture (the “Transaction”) whereby Suparna may acquire up to a 60% interest in certain mining claims and property comprising the Southwest target (the “Southwest Target”) at the Company’s Copperstone gold mine in La Paz County, Arizona (the “Copperstone Mine”).

The Company is also pleased to announce that, as previously announced on June 12, 2013, the Company has completed a private placement financing with Suparna of a secured convertible debenture (the “Debenture”) for proceeds of $1,000,000 (the “Offering”). The Debenture is convertible into units (each, a “Unit”) comprised of one common share in the capital of the Company and one-half of one common share purchase warrant. Subsequent to the Company’s previous announcement of the Offering on June 12, 2013, the Company agreed to amend the pricing of the Offering. The Debenture is convertible into Units at a price of $0.06 per Unit (compared to the previously-announced conversion price of $0.08 per Unit), and each whole warrant underlying the Units is exercisable to acquire an additional common share of the Company at a price of $0.10 per share (as compared to the previously-announced exercise price of $0.12 per warrant). All other terms of the Offering remain the same. The warrants issued in connection therewith are exercisable for a period of 12 months from the date of issuance. The Debenture will bear interest at a rate of 12% per annum, calculated and payable monthly in cash, and will mature two years after its date of issue.

The Company intends to use the net proceeds of the Offering to fund the continued ramp up of production at the Company’s Copperstone Gold Mine in a timely manner and for general corporate purposes.

Update on Unit Financing

The Company announces an update on the previously-announced non-brokered private placement of $0.05 units (the “Unit Offering”) comprised of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant issuable in connection with the Unit Offering is exercisable at a price of $0.08 warrant for a period of 12 months from the date of issuance. As previously announced, the Unit Offering will be completed in two tranches. In connection with the first tranche of the Unit Offering and pursuant to the revised pricing of the Offering, the Company will offer up to 19,999,334 units (compared to the 24,166,000 units as previously announced by the Company on June 12, 2013) for gross proceeds of up to $999,966.70 (compared to the gross proceeds of $1,208,300 as previously announced).

Pursuant to the second tranche of the Unit Offering, the Company will issue up to 200,000,000 units for gross proceeds of up to $10,000,000. The Company has adjourned its annual general meeting (the “AGM”) until July 10, 2013 to approve the issuance of up to 200,000,000 units in connection with the second tranche of the Unit Offering. The second tranche of the Unit Offering is subject to receipt of shareholder approval which will be sought at the adjourned AGM to be held on July 10, 2013.

The units will be made available by way of private placement exemptions in Canada and may be offered in other jurisdictions where they can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements. In connection with the Unit Offering, the Company will pay finder’s fees in the amount of up to 7% of the gross proceeds raised to arms-length finders.

The Unit Offering is subject to the final approval of the TSX.

About Bonanza

Bonanza is operating the newly constructed Copperstone Mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the size and completion of the Unit Offering and the use of proceeds, the receipt of necessary approvals in connection with the Unit Offering as well as the receipt of shareholder approval for the second tranche of the Unit Offering, and the ramp up of production at Copperstone, is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: the marketability of the Company’s securities in the current economic environment, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; future metals price fluctuations, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled “Risk Factors” in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com